ทะเบียนเลขที่ บมจ. 53
File No. 82-3827

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

No. PTTEP 810/133/2003

Finance Dept.
Tel. 66 (0) 2537-4611

Date: September 22, 2003

Subject: Evergreen Filing for PTT Exploration and Production Public Co., Ltd. (PTTEP)

Attn: United States Securities and Exchange Commission

To maintain the exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 for foreign private issuers, PTT Exploration and Production Public Company Limited (PTTEP) (File No. 82-3827) would like to provide as follows (s):

- ☐ Annual Report of ____________________
- ☐ Financial Statement ____________________
- ☐ News Release on ____________________
- ☐ Copy of the letter to the Stock Exchange of Thailand dated ______ September 22, 2003 "Additional Holidays"
- ☐ Others ____________________

Yours sincerely,

P. Rojan

Pattrapa Rojanasomsith
Officer, Investor Relations

dw 10/6

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.810/ L.244.1/2003

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

September 22, 2003

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Additional Holidays
Reference: Letter PTTEP No. 1.810/244/2003 dated September 5, 2003

PTT Exploration and Production Public Company Limited or PTTEP wishes to announce that October 20-22, 2003 will be additional holidays for the Company's personnel who work in Bangkok.

Yours sincerely,

Chitrapongse Kwangsukstith
President

อาคารสำนักงาน ปตท.สผ. 555 ถนนวิภาวดีรังสิต เขตจตุจักร กรุงเทพฯ 10900 โทร. +66 (0) 2537-4000, 2936-2626 แฟ็กซ์ : +66 (0) 2537-4444, 2936-2666-7 http://www.pttep.com
PTTEP Office Building, 555 Vibhavadi-Rangsit Road, Chatuchak, Bangkok 10900 Thailand Tel. +66 (0) 2537-4000, 2936-2626 Fax : +66 (0) 2537-4444, 2936-2666-7 http://www.pttep.com